Exhibit 99.38

PRESS RELEASE

Trading Symbol: SVM.TO	December 6, 2007

Silvercorp Announces Additions to its Senior Management Team

VANCOUVER, BRITISH COLUMBIA, CANADA – December 6, 2007 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) today announced additions to its senior management team to support the Company’s recent growth and expansion plans.

To build a foundation to support its rapid growth and expansion Silvercorp is strengthening its senior management team with three additions. Lorne Waldman, MBA, LL.B. has joined as Corporate Secretary, and will be responsible for regulatory and compliance affairs of the Company, and managing investor relations duties. Michael Hibbitts, B.Sc (Geology), B.Ed, P.Geo, has joined as Vice President Operations and is monitoring Silvercorp’s exploration and mining activities in China to ensure high standards to satisfy regulatory requirements. Shao-Yang Shen, MMPA, MBA, CMA will join Silvercorp on January 1, 2008 as General Manager China Operations to strengthen the internal control of financial aspects of operations in China.

“Silvercorp is a young company which has achieved remarkable growth in resources, revenues and profits in a very short period of time but we still see many growth opportunities ahead” commented Dr. Feng, Chairman of Silvercorp. “These three senior management additions will help Silvercorp manage its existing growth.”

Corporate Secretary - Mr. Lorne Waldman, MBA, LL.B.
Mr. Lorne Waldman joined Silvercorp in September as Corporate Secretary. Based out of the Company’s Vancouver office he is responsible for regulatory and compliance affairs of the Company, and managing investor relations duties. Mr. Waldman brings with him over ten years experience with Nam Tai Electronics, Inc. (NYSE: NTE), an electronics manufacturer with 100% of its manufacturing in China, where he held positions of in-house legal counsel, corporate secretary, and was responsible for investor relation functions.

V.P. Operations – Mr. Michael Hibbitts, B.Sc (Geology), B.Ed, P.Geo,
Mr. Michael Hibbitts joined Silvercorp in October as Vice President of Operations. Based primarily in China, he is monitoring Silvercorp’s exploration and mining activities in China to ensure high standards to satisfy regulatory requirements. Mr. Hibbitts is a professional geologist with 30 years experience in mining, mine geology and exploration. He has held senior positions at numerous public Canadian mining companies including New Gold Inc., Northgate Exploration Ltd., Royal Oak Mines, and Noranda Mines among others. He has a proven track record in exploration, mine development and production including experience with the narrow vein underground mining as conducted by Silvercorp. He was co- recipient E. A. Scholts award for his work in the development of the Kemess Mine in Northern B.C. by the B.C. and Yukon chamber of mines in 2002.

General Manager China Operations – Mr. Shao-Yang Shen, MMPA, MBA, CMA
Mr. Shao-Yang Shen has been hired for the position of General Manager – China Operations with a commencement date of January 1, 2008. Based primarily in China, he will be responsible for strengthening the internal control of financial aspects of operations in China. Mr. Shen has over 10 years of experience working in China and Canada. In 2004 he obtained his Master of Management and Professional Accounting (MMPA) degree from the University of Toronto, Canada. Most recently he worked in Toronto, Canada with the world’s fifth largest accounting firm, Grant Thorton LLP.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans, growth, and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements.